August 18, 2005

Mail Stop 4561

Justin P. DiNorscia
President
IPI Fundraising, Inc.
4 Mill Park Court
Newark, DE  19713

Re:	IPI Fundraising, Inc.
      Amendment No. 2 to Registration Statement on Form S-4 Filed
July 29, 2005
      Registration No. 333-122696

Dear Mr. DiNorscia:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	The page numbers listed correspond to the marked copy of the S-
4/A provided to us under separate cover.

Summary

Imprints Plus Reasons for the Merger, page 18

1. We have reviewed your response to Comment No. 8 from our last letter. Please revise your disclosure to include the information contained in your response



Material Federal Income Tax Consequences, page 38

2. Please disclose that you have received a tax opinion from counsel, identifying tax counsel.

Imprints Plus

Security Ownership of Certain Beneficial Owners, page 61

3. We refer to footnote (2) that appears to indicate that 25 percent of the options to purchase 852,000 shares of common stock became exercisable on May 1, 2005. If true, please revise the table to include the shares underlying these options.

Executive Compensation, page 63

4. Please include footnote disclosure to the compensation table to discuss what payments fall under the heading, "Other Annual Compensation." In addition, we note that you have included a footnote (1) after the heading, "Restricted Stock Awards," but that no corresponding footnote to the table was added. Please revise or advise.

Management`s Discussion and Analysis or Plan of Operation

Results of Operation, page 64

5. We refer to your statement that a reason for the decline in revenues during the nine months ended September 30, 2004 was a loss of key sales representatives. We further note your disclosure elsewhere that, during the same period, and in connection with the "ship to the seller" program, one of the costs incurred by the company was the development of a sales force. Please provide additional disclosure regarding how these two separate disclosures contributed to your results of operations.

6. We refer to your disclosure regarding the types of customer product used to train your sales force which has a "very low gross profit." You cite the sale of candies as an example of the type of product that has a low gross profit. Please expand your disclosure to explain why this is the case and to indicate why your sales force was trained using products that typically have a lower gross profit.
Finally, indicate what product lines are the profitable product lines referred to in this section.

BF Acquisition Group

Executive Compensation, page 68

7. We refer to your disclosure that, "other than as described herein," no executive compensation was paid. It does not appear that other disclosure regarding compensation to executives of BF Acquisition Group has been included. Please advise us as to why the qualifier here is necessary. This comment also applies to your disclosure under the heading, "Compensation of Directors" on page 68 and your disclosure on page 70 regarding FundraisingDirect.

Financial Statements

8. Please update the financial statements of IPI Fundraising, Inc. and continue to monitor the updating requirements of Rule 3-12 of Regulation S-X.

Tax Opinion

9. We refer to your response to Comment No. 36 from our last letter that characterizes whether any of the entities covered by the S-4 are investment companies or REITs as "a factual representation." We do not agree that the determination of whether any of these entities are investment companies or REITs is a question of fact and continue to believe that the signatories to the Certificate are not qualified to make these legal conclusions. Please provide a revised tax opinion that removes Item 9 on the third page of the opinion.

10. We have reviewed your response to Comment No. 38 from our last letter and re-issue the comment. It is not appropriate for tax counsel to assume due authorization, execution and delivery and the valid and binding nature of the documents in question. Shareholders are unable to independently assess the validity and binding nature of these documents, and it is inappropriate to require them to do so in order to be able to rely on this opinion.

11. We note that tax counsel is assuming that the proposed merger qualifies as a statutory merger under Delaware and Florida Law in order to opine that the merger qualifies as a tax-free merger under
Section 368(a) of the tax code. This appears to be a legal conclusion that is crucial to counsel`s tax opinion and therefore should not be assumed. Please provide a revised opinion that removes this assumption.

12. We have reviewed your response to Comment No. 40 from our last letter and re-issue the comment. The language stating that the opinions are "solely for the benefit of the addressee" suggests that stockholders may not rely on this opinion. Please provide a revised opinion that removes this exclusion.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.



      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Wilson Lee at (202) 551-3468 or Jorge
Bonilla,
Senior Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Owen Pinkerton, Attorney-Advisor, at (202) 551-3694 or me at
(202) 551-3780 with any other questions.


Sincerely,



							Karen J. Garnett
							Assistant Director

cc:	David M. Bovi, Esq. (via facsimile)
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IPI Fundraising, Inc.
Page 5